

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 22, 2017

Via E-Mail
Jeffrey S. Cosman
Chief Executive Officer
Meridian Waste Solutions, Inc.
One Glenlake Parkway NE Suite 900
Atlanta, GA 30328

> **Re: Meridian Waste Solutions, Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed November 14, 2017**
> **File No. 001-13984**

Dear Mr. Cosman:

We completed our review of your filing on December 21, 2017. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

cc: Scott E. Linsky, Esq.
Lucosky Brookman LLP